February 11, 2008

Christian N. Windsor

United States and Securities Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4563

Washington, D.C.  20549

CONFIDENTIAL TREATMENT REQUESTED BY INTERNATIONAL BANCSHARES CORPORATION

Re:	International Bancshares Corporation
Definitive Schedule 14A
Filed April 20, 2007
File No. 00-9439

Dear Mr. Windsor:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to the comment received in your letter to the Company dated January 28, 2008 (the “Comment Letter”).

Annual Cash Bonus Incentives, Page 9

1.             In your response to prior comment 10, you suggest that disclosure of the performance targets used to trigger payment under the Executive Incentive Compensation Plan would expose International Bancshares to competitive harm.  Please disclose and discuss the targets used to determine whether awards were payable under the plan in the relevant year.  Alternatively, provide a more detailed analysis addressing how the disclosure of the targets used to determine its awards are payable under the Executive Incentive Compensation Plan would cause the competitive advantage cited in your response.  Please address how you believe the competitive harm of providing this disclosure is affected by the fact that you would have disclosed your actual financial results.

Response:

The Company has sought confidential treatment for the specific targets and how the disclosure of each target would result in competitive harm to the Company in its confidential treatment request addressed to Christian N. Windsor at the address above dated February 11, 2008 (the “Confidential Treatment Request”), and, accordingly, has not included such information in this correspondence.

2.             Please confirm that you will provide analysis similar to your response to prior comment 11 in your future filings to address the reasoning of the Stock Option Plan Committee in its decision to award or not award equity compensation and its affect on your overall compensation structure in the relevant period.

Response:

The Company confirms that it will comply with the Staff’s comment in future applicable filings with the Commission, including in the Company’s 2008 Proxy Statement.  Specifically, the Company will provide disclosure similar to the Company’s response to prior comment 11 to address the reasoning of the Stock Option Plan Committee in its decision to award or not award equity compensation and its affect on the Company’s overall compensation structure in the relevant period.

We hope the foregoing, together with the discussion in the Confidential Treatment Request, is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please call Eliza Gonzalez, the Company’s Senior Vice President, at 956-726-6150 with any questions or comments.

Sincerely,

INTERNATIONAL BANCSHARES
CORPORATION

By:	/s/ Dennis E. Nixon
Dennis E. Nixon, President